Exhibit 99.4

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of October 1, 2021, by and among Conversant Dallas Parkway (A) LP, a Delaware limited partnership (“Investor A”) and Conversant Dallas Parkway (B) LP, a Delaware limited partnership (“Investor B”, and together with Investor A, “Investors”), and Arbiter Partners QP, LP, a Delaware limited partnership, and certain accounts managed by Paul J. Isaac (each and collectively, the “Holder”). Investors and the Holder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the A&R Investment Agreement (as hereinafter defined).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Capital Senior Living Corporation, a Delaware corporation (the “Company”) and Investors are entering into that certain Amended and Restated Investment Agreement (the “A&R Investment Agreement”) pursuant to which, among other things, Investors agreed to subscribe for and purchase shares of Series A Preferred Stock of the Company in a private placement and to partially backstop the Company’s Rights Offering;

WHEREAS, the Holder was the record and beneficial owner of the number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) set forth on Schedule A as of August 25, 2021 (the “Record Date Shares” and together with any shares of Common Stock of which the Holder has acquired or will acquire record or beneficial ownership after August 25, 2021 and prior to the November 30, 2021, collectively, “Subject Company Shares”);

WHEREAS, concurrently with the execution of this Agreement, Arbiter Partners QP, LP is also entering into a Rights Offering Backstop and Participation Agreement with the Company (the “Backstop Agreement”);

WHEREAS, in consideration of the benefits to be received by the Holder under the terms of and transactions contemplated by the A&R Investment Agreement and the Backstop Agreement and as a material inducement to the Investors agreeing to enter into and consummate the transactions contemplated by the A&R Investment Agreement, the Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that the Investors would not have entered into and agreed to consummate the transactions contemplated by the A&R Investment Agreement without the Holder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.          Holder Consent and Related Matters.  Prior to the Closing, the Holder hereby agrees that at the meeting of the stockholders of the Company to be held on October 22, 2021, including any adjournment or postponement thereof, and any other meeting of the shareholders of the Company, in each case, that occurs on or prior to November 30, 2021 (collectively, the “Meeting”), the Holder shall (a) when any such meeting is held, appear at such meeting or otherwise cause all eligible Subject Company Shares to be counted as present thereat for the purpose of establishing a quorum and (b) vote (or cause to be voted) all eligible Subject Company Shares: (i) in favor of the transactions contemplated by the A&R Investment Agreement, including, but not limited to, (A) the issuance of the Purchased Preferred Shares to Investors, (B) the Charter Amendment, (C) the issuance of the Backstop Agreement Shares to the Backstop Purchasers pursuant to the Backstop Agreement and (D) the New LTIP and (ii) against any proposal, agreement, action or transaction involving Company that would, or would reasonably be expected to, (A) interfere with, delay in any material respect or prevent the any of the transactions contemplated by the A&R Investment Agreement or (B) result in a breach in any material respect of any representation, warranty, covenant or agreement of Company under the A&R Investment Agreement.

2.          Holder Representations and Warranties.  The Holder represents and warrants to Investors as follows:

(a)          The Holder is validly existing and in good standing under the laws of its state or country of organization. The Holder has all legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)          This Agreement has been duly and validly authorized, executed and delivered by the Holder and constitutes a binding obligation of the Holder enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)          The Holder was the record and beneficial owner of the Record Date Shares and has valid, good and marketable title to such Record Date Shares, free and clear of all Liens (other than transfer restrictions under applicable securities Law) as of August 25, 2021.  Except for the Common Stock of the Company set forth on Schedule A hereto, the Holder did not own, beneficially or of record, any Common Stock of the Company or any of its Subsidiaries as of August 25, 2021. Other than pursuant to the Rights Offering and the Backstop Agreement, the Holder does not have the right to acquire any Common Stock of the Company or any of its Subsidiaries. The Holder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Holder is not party to or bound by (i) any option, warrant, purchase right, or other contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Holder to Transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other contract with respect to the voting or Transfer of any of the Subject Company Shares.

(d)          There is no proceeding pending or, to the Holder’s knowledge, threatened against the Holder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

3.          Transfer of Subject Company Shares  Except with the prior written consent of Investors (such consent to be given or withheld in its sole discretion), from and after the date hereof until November 30, 2021 (the, “End Date”) (or the earlier termination of this Agreement), the Holder agrees not to (a) Transfer any of the Record Date Shares, (b) enter into (i) any option, warrant, purchase right, or other contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Holder to Transfer the Record Date Shares or (ii) any voting trust, proxy or other contract with respect to the voting or Transfer of the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b).  For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), other than to an Affiliate of the Holder effecting such Transfer in accordance with the Company’s Charter and Bylaws and the terms of any agreement between the Company and such Holder, provided that, prior to such Transfer, such Affiliate shall execute and deliver to Investors a copy of this Agreement and thereby become a party hereto required to perform the obligations of Holder hereunder.

4.          Grant and Nature of Irrevocable Proxy. In furtherance of Holder’s agreement in Section 1 of this Agreement, contemporaneously with the execution of this Agreement Holder hereby irrevocably grants to, and appoints on behalf of itself and any permitted assignee hereunder, Investor A and any other individual designated in writing by Investor A, and each of them individually, Holder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Holder, to vote the Subject Company Shares or provide written consents as indicated in Section 1 of this Agreement at the Meeting prior to the End Date (or the earlier termination of this Agreement). This proxy shall only be effective if Holder fails to appear, or otherwise fails to cause the Subject Company Shares to be counted as present for purposes of calculating a quorum at any meeting of the shareholders of Company and to vote the Subject Company Shares, each in accordance with Section 1 above, and Investor A hereby acknowledges that the proxy granted hereby shall not be effective for any other purposes. Investor A also acknowledges that, except as provided for herein, Holder retains the rights to vote the Subject Company Shares in Holder’s sole discretion with respect to any matter other than those set forth in Section 1. Holder hereby represents that all proxies, powers of attorney, instructions or other requests given by Holder prior to the execution of this Agreement in respect of the voting of the Subject Company Shares, if any, are not irrevocable and Holder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Subject Company Shares. Upon the effectiveness of the proxy, the vote, if any, of the proxy holder pursuant to the proxy set forth in this Section 4 shall control the outcome, and be determinative, of any conflict between the vote by the proxy holder of the Subject Company Shares and a vote by Holder of the Subject Company Shares. Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and the proxy and power of attorney granted hereunder is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity or Holder. The proxy and power of attorney granted hereunder shall terminate only upon the termination of this Agreement in accordance with Section 6 hereof.

5.          Schedule 13D Filings. Prior to any Party amending its Schedule 13D on or before the End Date (or the earlier termination of this Agreement), such Party agrees to provide the other Party with a draft of such filing reasonably in advance to allow review and will consider in good faith any comments or suggested revisions of the filing.

6.          Termination.  This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest of (a) December 1, 2021, (b) the termination of the Backstop Agreement and (c) the termination of the A&R Investment Agreement in accordance with its terms.  Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement; provided however that Sections 6 to 14 of this Agreement will survive any such termination.

7.          Investor Rights Agreement.  On the Closing Date and subject to the terms and conditions set forth herein, Holder shall enter into an investor rights agreement with the Company and Investors, substantially in the form attached hereto as Exhibit D to the A&R Investment Agreement.

8.          Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary, (a) the Holder makes no agreement or understanding herein in any capacity other than in such Holder’s capacity as a record holder or beneficial owner of the Subject Company Shares and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of such Holder serving as a member of the board of directors (or similar governing body) of the Company or any of its Subsidiaries or as a manager, officer, employee or fiduciary of the Company or any of its Subsidiaries, in each case, acting in such person’s capacity as a director, manager, officer, employee or fiduciary of the Company or such Subsidiary.

9.          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy, facsimile or e-mail (so long as such transmission does not generate an error message or notice of non-delivery, and in the case of e-mail, subject to a non-automated e-mail from the recipient confirming receipt), (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Investors, to:

c/o Conversant Capital LLC
25 Deforest Avenue
Summit, New Jersey 07901
Attention:	Keith O’Connor

Email:	ko@conversantcap.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Attention:	John M. Bibona

Email:	john.bibona@friedfrank.com

If to the Holder, to:

c/o Arbiter Partners QP, LP
530 Fifth Avenue, 20th Floor
New York, NY 10036
Attention: Joshua Musher
Email: jmusher@arbiterpartners.net

with a copy to (which shall not constitute notice):

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Peter Smith
Email: psmith@kramerlevin.com

or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

10.          Entire Agreement.  This Agreement, the A&R Investment Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

11.          Amendments and Waivers; Assignment.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Holder and Investors.  Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Holder without Investors’ prior written consent (to be withheld or given in its sole discretion).

12.          Remedies.  Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that either Party does not perform its obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breaches such provisions.  It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity.  Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, (b) an award of specific performance is not an appropriate remedy for any reason at law or equity, or (c) the Party(ies) seeking an injunction, specific performance, or other equitable relief must post bond or make an undertaking as a condition of the granting of an injunction, specific performance or equitable relief.

13.          No Third-Party Beneficiaries.  This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever.  Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

14.          Miscellaneous.  Section 7.1 (Interpretation), Section 7.5 (Applicable Law; Consent to Jurisdiction), Section 7.6 (Waiver of Jury Trial), Section 7.13 (Severability), and Section 7.14 (No Strict Construction) of the A&R Investment Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

CONVERSANT DALLAS PARKWAY (A) LP

By:	Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Manager

CONVERSANT DALLAS PARKWAY (B) LP

By:	Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Manager

[Signature Page to Voting and Support Agreement]

ARBITER PARTNERS QP, LP

BY:	ARBITER PARTNERS CAPITAL MANAGEMENT LLC, its Investment Manager

By:	/s/ Joshua Musher
Name:	Joshua Musher
Title:	Chief Operating Officer

Certain accounts managed by Paul J. Isaac

By:	/s/ Paul J. Isaac
Name: Paul J. Isaac

[Signature Page to Voting and Support Agreement]

SCHEDULE A
Common Stock

Equity Securities	Number
Company Common Stock	294,749